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                                                                    EXHIBIT 99.3



[BRAND SERVICES, INC. LOGO]



For Immediate Release               As of August 12, 2002

For More Information Contact:       John Monter, 636-519-6601


JPMORGAN PARTNERS TO ACQUIRE BRAND SERVICES


NEW YORK and ST. LOUIS, MISSOURI, August 12, 2002 - J.P. Morgan Partners, the private equity affiliate of JPMorgan Chase, announced that it has entered into a definitive agreement to acquire Brand Services from DLJ Merchant Banking for approximately $500 million. The transaction is subject to customary closing conditions, including receipt of financing, and is scheduled to close in the fall of 2002.

         The merger agreement contemplates that, promptly after closing, Brand will notify the holders of its 14.5% preferred stock of the redemption of all shares of preferred stock in accordance with the terms of the certificate of designation thereof. The merger agreement further contemplates that Brand will commence a tender offer prior to closing for all of its issued and outstanding 10-1/4% senior notes due 2008, to be consummated at closing subject to the satisfaction of the conditions thereof. It is currently contemplated that the consideration for the senior notes tendered pursuant to the offer will be the prevailing market for such a transaction at the time it takes place.

         Brand is the largest North American provider of scaffolding services, participating in both the industrial scaffolding segment and the commercial scaffolding segment. Brand principally provides industrial services in the refining, petrochemical, chemical, and electric utility industries. Brand's commercial scaffolding segment primarily serves the non-residential construction and renovation markets. Brand provides its customers with turnkey solutions including equipment rental, skilled labor for the erection and dismantlement of scaffolding, and scaffolding design services. Brand's existing management team will remain in place and the Company will continue to operate out of its St. Louis, Missouri headquarters.

         John Monter, President and CEO of Brand, said, "We look forward to working with the JPMorgan Partners team to further increase the size and scope of our business. We remain committed to providing our customers with the service, safety, reliability, and professional approach to which they have become



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accustomed. I want to thank all of Brand's team members for their focus and dedication to our business through this process."

         Christopher Behrens, a General Partner of J. P. Morgan Partners, said, "Under the guidance of the current management, Brand has clearly established itself as the market leader of the scaffolding industry. JPMorgan Partners' acquisition of Brand is consistent with our strategy of investing in market leading companies with outstanding management teams. We look forward to working with the Brand team to further strengthen the Company's market position."

         JPMorgan Partners (JPMP) is a global partnership with over $30 billion in total capital under management. It is a leading provider of private equity and has closed over 1,800 individual transactions since its inception in 1984. JPMP has more than 150 investment professionals in nine offices throughout the world. JPMorgan Partners' primary limited partner is J.P. Morgan Chase & Co. (NYSE: JMP), one of the largest financial institutions in the United States. For additional information, please visit our website at www.jpmorganpartners.com.

         Since 1996, Brand Services has been owned by DLJ Merchant Banking, Carlisle Enterprises, Waste Management, and the Brand management team.

         Credit Suisse First Boston acted as financial advisor to Brand.



Contact:
John Monter
636-519-6601